Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 10, 2024

PLUM ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40677	98-1581691
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (929) 529-7125

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares included as part of the Units, par value $0.0001 per share	PLMJ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	PLMJW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant to acquire one Class A ordinary share	PLMJU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 10, 2024, Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”), entered into an amendment (the “Amendment”) to the Business Combination Agreement, dated as of August 22, 2024 (the “Business Combination Agreement”), by and among Plum, Tactical, Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Plum III Amalco Corp., corporation formed under the Laws of the Province of British Columbia. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement.

The Amendment, among other things, provides (a) that Plum will apply for and effect a listing of Plum’s publicly-traded securities with OTC Markets Group (“OTC Markets”), which listing will take effect no later than ten business days following any delisting of such Plum securities from Nasdaq on January 27, 2025 (the “Nasdaq De-Listing Date”), (b) that Plum shall prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a proxy statement for the purpose of amending the Amended and Restated Memorandum and Articles of Association of Plum (the “Articles”) to (i) extend the deadline for Plum to consummate an initial business combination from January 30, 2025 to July 30, 2025 (the “Extension Amendment Proposal”) and (ii) remove the requirement in Plum’s Articles that Plum have net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, an initial business combination (the “NTA Amendment Proposal” and such requirement, the “NTA Requirement”), (c) that Plum comply with all applicable rules and regulations of Nasdaq or OTC Markets, as applicable, (d) that Plum use commercially reasonable efforts to ensure that Plum’s publicly-traded securities continue to be qualified to trade on OTC Markets from and after the Nasdaq De-Listing Date, (e) that the parties use commercially reasonable efforts to cause Plum’s publicly-traded securities to be delisted from OTC Markets as of the Company Amalgamation Effective Time or as soon as practicable thereafter, (f) that the closing condition requiring Pubco to satisfy the NTA Requirement shall not be applicable in the event that Plum’s shareholders approve the NTA Amendment Proposal and Plum amends the Articles to remove the NTA Requirement, and (g) that the Agreement End Date shall be automatically extended to July 30, 2025 in the event that Plum’s shareholders approve the Extension Amendment Proposal and Plum amends the Articles to extend its deadline to consummate an initial business combination to July 30, 2025.

A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

In connection with the Business Combination, the parties have prepared, and Pubco has filed with the SEC, a registration statement on Form F-4 (the “Registration Statement”). The Registration Statement contains a preliminary proxy statement/prospectus of Pubco, and after the Registration Statement is declared effective, Plum will mail the Registration Statement containing a definitive proxy statement/prospectus relating to the Business Combination to its shareholders and Tactical will prepare and mail an information circular relating to the Business Combination to its shareholders. This Current Report does not contain all of the information that should be considered concerning the Business Combination and is not a substitute for any proxy statement, registration statement, proxy statement/prospectus, information circular or other documents Plum, Pubco or Tactical may file with the SEC or the Canadian Securities Administrators (the “CSA”) from time to time in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS IN TACTICAL AND PLUM AND ALL OTHER INTERESTED PARTIES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY TACTICAL, PUBCO OR PLUM WITH THE SEC OR THE CSA IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders in Tactical and Plum and all other interested parties will be able to obtain free copies of the Registration Statement and other documents filed by Tactical, Pubco or Plum with the SEC through the website maintained by the SEC at www.sec.gov and with the CSA through SEDAR+ at www.sedarplus.ca.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Plum, Pubco and Tactical, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about the directors and executive officers of Plum can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on July 1, 2024. Information about the directors and executive officers of Tactical can be found in its Management Information Circular dated October 26, 2023, which was filed with the CSA on November 11, 2023. Information regarding the persons who may, under the rules of the SEC or the CSA, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC or the CSA. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (a) a solicitation of a proxy, consent, vote, approval or authorization with respect to any securities or in respect of the Business Combination, (b) an offer to sell, the solicitation of an offer to buy any securities or a recommendation to purchase any securities or (c) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “might,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and each of their respective negative forms.

These forward-looking statements include, but are not limited to, statements regarding Plum’s and Tactical’s businesses; the expected timing of the completion or benefits of the Business Combination or the likelihood or ability of the parties to successfully complete the Business Combination; expectations with respect to future operating and financial results for Pubco, Plum and Tactical; and the expected ownership structure of Pubco. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Tactical’s and Plum’s management, and are not predictions of actual performance or results. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

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Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to inherent risks and uncertainties that may cause Plum’s, Pubco’s or Tactical’s activities or results to differ significantly from those expressed in any forward-looking statement, including: (a) changes in domestic and foreign business, market, financial, political and legal conditions; (b) the likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions set forth in the definitive written agreement providing for the Business Combination not being satisfied or waived on a timely basis or otherwise, or that the required approvals of the shareholders of the parties, or any applicable regulatory approvals, may not be obtained; (c) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Plum’s or Tactical’s securities; (d) the outcome of any legal proceedings that may be instituted against the parties, or any of their respective directors or executive officers, following the announcement of the Business Combination; (e) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining applicable regulatory approvals for the Business Combination; (f) failure to realize the anticipated benefits of the Business Combination; (g) the potential inability to consummate any PIPE financing on terms or in amounts satisfactory to the parties; (h) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive written agreement providing for the Business Combination; (i) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (j) the ability of Tactical and Plum to meet stock exchange listing standards prior to the completion of the Business Combination; (k) the effect of the announcement or pendency of the Business Combination on the market price of securities, business relationships, operating results, current plans and operations of Plum or Tactical; (l) risks related to the rollout of Tactical’s business and the timing of expected business milestones; (m) the effects of competition of the Business Combination on Tactical’s or Pubco’s business and operations; (n) supply shortages in the materials necessary for Tactical’s business; (o) delays in construction and operation of facilities; (p) the amount of redemption requests made by Tactical’s public shareholders; (q) changes in applicable laws or regulations; (r) risks relating to the viability of Tactical’s growth strategy, including related capabilities and ability to execute on its business strategy; (s) the parties’ estimates of growth and projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (t) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increased interest rates; (u) the potential disruption of Tactical’s management’s time from ongoing business operations due to the Business Combination; (v) the potential occurrence of a materially adverse change with respect to the financial position, performance, operations or prospects of Plum or Tactical; (w) costs related to the Business Combination; and (x) other risks and uncertainties described from time to time in filings by the parties with the SEC or the CSA, or otherwise made available to interested parties in connection with the Business Combination.

The foregoing list is not exhaustive, and new risks may emerge from time to time. If any of these risks materialize or the parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this report. There may be additional risks that neither Plum nor Tactical presently know or that Plum and Tactical currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Tactical from time to time with the SEC and by Tactical from time to time with the CSA. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Plum and Tactical assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Plum nor Tactical gives any assurance that Pubco or Tactical will achieve its expectations.

3

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated December 10, 2024 by and between Plum Acquisition Corp. III and Tactical Resources Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PLUM ACQUISITION CORP. III

Date: December 10, 2024	By:	/s/ Kanishka Roy
	Name:	Kanishka Roy
	Title:	President and Chief Executive Officer

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Exhibit 2.1

AMENDMENT NO. 1 TO THE BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 (the “Amendment”) to the Business Combination Agreement (as defined below) is entered into as of December 10, 2024, by and between Plum Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (the “Company”).

WHEREAS, on August 22, 2024, SPAC, the Company, Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned Subsidiary of SPAC, and Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia, entered into that certain business combination agreement (the “Business Combination Agreement”);

WHEREAS, pursuant to Section 11.11 of the Business Combination Agreement, the Business Combination Agreement may be amended or modified at any time, in whole or in part, only by a duly authorized agreement in writing executed by SPAC and the Company; and

WHEREAS, SPAC and the Company desire to amend the Business Combination Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Amendments to the Business Combination Agreement.

a.	The following definitions are hereby added to Section 1.01 of the Business Combination Agreement in alphabetical order:

““First Amendment” means that certain Amendment No. 1 to the Business Combination Agreement, dated as of December 10, 2024, by and between SPAC and the Company.”

““Nasdaq De-Listing” means the de-listing of the SPAC Class A Ordinary Shares, the SPAC Public Warrants and the SPAC Public Units from trading on Nasdaq on the Nasdaq De-Listing Date due to the failure of SPAC to satisfy Nasdaq Listing Rule IM-5101-2(b).”

““Nasdaq De-Listing Date” means January 27, 2025.”

““OTC Markets” means OTC Markets Group.”

b.	The following defined terms are hereby added to Section 1.02 of the Business Combination Agreement in alphabetical order:

“Extension Proposal	Section 7.07
Extension Proxy Statement	Section 7.07
NTA Proposal	Section 7.07
SPAC Extension Approval	Section 7.07
SPAC Extension Shareholders Meeting	Section 7.07
SPAC NTA Approval	Section 7.07”.

c.	Section 4.16(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c) (i) Prior to the Nasdaq De-Listing, SPAC has at all times been in compliance with the applicable Nasdaq listing and corporate governance rules and regulations, and (ii) from and after the Nasdaq De-Listing, SPAC shall be at all times in compliance with the applicable OTC Markets listing and corporate governance rules and regulations.”

d.	Section 4.20 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 4.20 Nasdaq Quotation; OTC Markets Quotation. As of the date of this Agreement, the SPAC Class A Ordinary Shares, SPAC Public Warrants and SPAC Public Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbols “PLMJ”, “PLMJW” and “PLMJU” respectively. Prior to the Nasdaq De-Listing, there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units or terminate the listing of the SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units on Nasdaq (other than in connection with the Nasdaq De-Listing), and, from and after the Nasdaq De-Listing, there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by OTC Markets or the SEC with respect to any intention by such entity to deregister the SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units or terminate the qualification of the SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units to be traded on OTC Markets. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units under the Exchange Act except as contemplated by this Agreement.”

e.	Section 7.02 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 7.02 SPAC Nasdaq Listing; SPAC OTC Markets Trading. From the date of this Agreement until the Nasdaq De-Listing Date, SPAC shall use commercially reasonable efforts to ensure that the SPAC Class A Shares, the SPAC Public Warrants and the SPAC Public Units remain listed on Nasdaq. From and after the date of the First Amendment, SPAC shall take such actions as are reasonably necessary to apply for and effect the qualification of the SPAC Class A Shares, the SPAC Public Warrants and the SPAC Public Units for trading on OTC Markets, which qualification shall take effect as soon as practicable after the date of the First Amendment (and, in any event, no later than ten Business Days following the Nasdaq De-Listing Date). From the Nasdaq De-Listing Date until the Closing, SPAC shall use commercially reasonable efforts to ensure that the SPAC Class A Shares, the SPAC Public Warrants and the SPAC Public Units continue to be qualified to trade on OTC Markets. From the date of this Agreement until the Closing, SPAC shall promptly notify the Company in writing of any communications or correspondence from Nasdaq (or any other securities exchange on which SPAC Securities are listed from time to time) or the SEC with respect to the listing or registration of the SPAC Class A Shares, the SPAC Public Warrants, the SPAC Public Units or other securities of SPAC, compliance with the rules and regulations of Nasdaq (or any other securities exchange on which SPAC Securities are listed from time to time) or the SEC and any potential suspension of listing or delisting or deregistration action contemplated or threatened by Nasdaq (or any other securities exchange on which SPAC Securities are listed from time to time) or the SEC.”

f.	The third sentence of Section 7.04 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“As used in this Section 7.04, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC, Nasdaq or, from and after the Nasdaq De-Listing, OTC Markets.”

g.	Article VII of the Business Combination Agreement is hereby amended to add the following as a new Section 7.07 thereof:

“Section 7.07 SPAC Extension. From and after the date of the First Amendment, SPAC shall prepare and file with the SEC a proxy statement (as amended or supplemented, the “Extension Proxy Statement”) for the purpose of (a) amending the SPAC Articles and the Trust Agreement, in each case, to extend the time period for SPAC to consummate a Business Combination from January 30, 2025 to July 30, 2025 (the “Extension Proposal”) and (b) amending the SPAC Articles to remove the requirement from Article 49.4 thereof that SPAC have net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, a Business Combination (the “NTA Proposal”). SPAC shall comply with all applicable rules and regulations promulgated by the SEC, all applicable rules and regulations of Nasdaq or OTC Markets (as applicable), the SPAC Governing Documents and this Agreement in the preparation, filing and distribution of the Extension Proxy Statement, any solicitation of proxies thereunder, the holding of a meeting of the SPAC Shareholders (the “SPAC Extension Shareholders Meeting”) to consider, vote on and approve (i) the Extension Proposal (the “SPAC Extension Approval”) and any SPAC Share Redemptions related thereto and (ii) the NTA Proposal (the “SPAC NTA Approval”). Section 8.02(a)(iii), the first sentence of Section 8.02(a)(iv), Section 8.02(a)(v), Section 8.02(a)(vi), Section 8.02(b)(i) and Section 8.02(b)(ii) shall apply mutatis mutandis to the Extension Proxy Statement, the Extension Proposal, the NTA Proposal, the SPAC Extension Approval, the SPAC NTA Approval and the SPAC Extension Shareholders Meeting, including with respect to any actions to be taken by the SPAC Board in connection with any of the foregoing.”

h.	Section 8.02(a)(iv) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(iv) As promptly as practicable after the Proxy/Registration Statement is declared effective by the SEC, SPAC shall mail (or cause to be mailed) the Proxy/Registration Statement to the SPAC Shareholders. Each Party shall furnish to the other Parties all information concerning itself and its Subsidiaries, officers, directors, managers and equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, a current report of SPAC on Form 8-K pursuant to the Exchange Act in connection with the Transactions or any other statement, filing, notice or application made by or on behalf of Pubco, SPAC, the Company or their respective Affiliates to any regulatory authority (including Nasdaq, OTC Markets, the SEC, TSVX and the CSA) in connection with the Transactions. SPAC shall comply in all material respects with all applicable rules and regulations promulgated by the SEC, any applicable rules and regulations of Nasdaq or OTC Markets (as applicable), the SPAC Governing Documents and this Agreement in the distribution of the Proxy/Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Shareholders Meeting and any SPAC Share Redemptions. The Company shall comply in all material respects with all applicable rules and regulations promulgated by the CSA, any applicable rules and regulations of TSXV and OTC Markets, the Company Governing Documents and this Agreement in the distribution of the Proxy/Registration Statement, any solicitation of proxies thereunder and the calling and holding of the Company Shareholders Meeting. Subject to Section 11.06, (A) the Company, on the one hand, and SPAC, on the other hand, shall each be responsible for and pay 50% of any and all filing fees payable to the SEC in connection with the Proxy/Registration Statement, and (B) SPAC shall be responsible for and pay all fees, costs and expenses for the preparation and mailing of the Proxy/Registration Statement (excluding, for the avoidance of doubt, the fees and expenses of the Company’s outside counsel, financial advisors, auditors, consultants and other advisors).”

i.	Clause (B) of the second sentence of Section 8.02(b)(i) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(B) obtain the vote or consent of the SPAC Shareholders required by and in compliance with all applicable Laws, Nasdaq rules or OTC Markets rules (as applicable) and the SPAC Governing Documents;”

j.	Section 8.11 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 8.11 Delisting and Deregistration. Each of the Parties shall use its commercially reasonable efforts to cause (a) the Company Common Shares to be delisted from OTC Markets and TSXV, and to terminate the registration of the Company with the CSA, as of the Company Amalgamation Effective Time or as soon as practicable thereafter, and (b) the SPAC Units, the SPAC Class A Shares and the SPAC Public Warrants to be delisted from Nasdaq (or be succeeded by the applicable Equity Securities of Pubco) and, from and after the Nasdaq De-Listing, OTC Markets, and to terminate the registration of SPAC with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco), as of the Company Amalgamation Effective Time or as soon as practicable thereafter.”

k.	Section 9.01(j) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(j) After giving effect to any SPAC Share Redemptions, Pubco shall have net tangible assets of at least $5,000,001; provided, however, that the condition in this Section 9.01(j) shall not be applicable in the event the SPAC NTA Approval is validly obtained, and the SPAC Articles are amended in accordance with the SPAC NTA Approval, prior to the Closing Date.”

l.	Section 10.01(b) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(b) by written notice from the Company or SPAC (or, from and after the SPAC Amalgamation Effective Time, Pubco) to the other Party if the Closing shall not have occurred by January 30, 2025 (the “Agreement End Date”); provided, however, that in the event the SPAC Extension Approval is validly obtained on or prior to January 30, 2025, the Agreement End Date shall automatically be extended to July 30, 2025; and provided, further, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose breach or violation (or, in the case of SPAC, a breach or violation by Pubco or Amalco) of any representation, warranty, covenant, obligation or agreement under this Agreement has been the principal cause of the failure of a condition set forth in Article IX to be satisfied on or before such date;”

2.	Capitalized Terms. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Business Combination Agreement.

3.	Effect of Amendment. This Amendment shall be effective as of the date hereof and shall be integrated into and form part of the Business Combination Agreement upon execution. After giving effect to this Amendment, each reference in the Business Combination Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment, and all references in the Ancillary Agreements to “the Business Combination Agreement”, “the Agreement” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Business Combination Agreement or the Disclosure Schedules to “the date hereof” or “the date of this Agreement”, or in the Business Combination Agreement or any of the Ancillary Agreements to “the date of the Business Combination Agreement”, “the date of the Agreement” or words of like import, shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to August 22, 2024, and all references in the Business Combination Agreement to “prior to the date of this Agreement” or words of like import shall mean before the Business Combination Agreement was executed on August 22, 2024. All terms and conditions of the Business Combination Agreement shall remain unchanged except as specifically modified in this Amendment. Where the terms of the Business Combination Agreement conflict with those of this Amendment, however, the terms of this Amendment shall control.

4.	Entire Agreement. This Amendment (together with the Business Combination Agreement) constitutes the entire agreement between the Parties in respect of the subject matter contained herein and therein and supersedes any other Contracts, whether written or oral, that may have been made or entered into by or between any of the Parties or any of their respective Affiliates relating to the subject matter contained herein or therein.

5.	Miscellaneous. The provisions of Sections 11.02 (Waiver), 11.03 (Notices), 11.04 (Assignment), 11.05 (Rights of Third Parties), 11.06(a) (Expenses), 11.07 (Governing Law), 11.08 (Headings; Counterparts), 11.11 (Amendments), 11.13 (Severability), 11.14 (Jurisdiction; WAIVER OF JURY TRIAL), 11.15 (Enforcement) and 11.16 (Non-Recourse) of the Business Combination Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Business Combination Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first written above.

SPAC:

PLUM ACQUISITION CORP. III

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	President and Chief Executive Officer

COMPANY:

TACTICAL RESOURCES CORP.

By:	/s/ Ranjeet Sundher
Name:	Ranjeet Sundher
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]